Exhibit 4.1
STOCKHOLDER AGREEMENT
     This STOCKHOLDER AGREEMENT (this “Agreement”) is made as of June 4, 2003, by and among OpNext, Inc., a Delaware corporation (the “Company”) and the Stockholders named on Schedule 1 hereto (each a “Stockholder”).
RECITALS
A.	The Company has entered into an Agreement and Plan of Merger with OP Acquisition Corp, a Delaware corporation (“Merger Sub”) and Pine Photonics Communications, Inc., a Delaware corporation (“Pine”), dated as of January 24, 2003 (the “Merger Agreement”), which provides, among other things, for the merger of Merger Sub and Pine upon the terms and subject to the conditions set forth in the Merger Agreement (the “Merger”).
B.	As of the closing of the Merger, each Stockholder will hold that number of shares of capital stock of the Company set forth opposite such Stockholder’s name on Schedule 1 (such “Stockholder’s Shares” and, collectively, the “Shares”).
C.	As a condition to the obligation of the Company and Merger Sub to close into the Merger, and in order to induce the Company and Merger Sub to close the Merger, each Stockholder has agreed to enter into this Agreement.
     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows intending to be legally bound:
1.	Restrictions on Transfer of Shares. None of the Shares may be directly or indirectly sold, transferred, hypothecated, pledged, assigned, alienated or otherwise disposed of, including but not limited to a transfer by agreement, gift, court order, marital dissolution, or other termination of a marital relationship (any such actions constituting a “Transfer”), except (a) with the prior written consent of the Company or (b) pursuant to Section 2 or 3 of this Agreement. Any Transfer of Shares not in compliance with this Agreement shall be void and of no effect whatsoever.
2.	Permitted Transfers. A Stockholder may Transfer or cause to be transferred all or any portion of such Stockholder’s Shares (a) to such Stockholder’s spouse, issue (including any adopted issue), or parents, (b) to any trust solely for the benefit of such Stockholder or any person described in Section 2(a), under which trust such Stockholder retains exclusive control over the voting of such Shares, and (iii) any limited liability company, partnership or corporation in which such Stockholder is the sole member or stockholder, as the case may be (each, a “Permitted Transferee”) so long as the transferee agrees in advance in writing to be bound by all the provisions of this Agreement as a Stockholder, and the spouse of that transferee, if any, shall execute a consent of spouse agreeing that any interest of that spouse in the Shares shall be subject to the terms and conditions of this Agreement.
3.	Rights of First Refusal.
3.1	Notice. If a Stockholder desires to sell or cause to be sold all or any part of such Stockholder’s Shares (the “Offered Shares”), then such Stockholder shall be deemed an “Offeror” and promptly shall give or cause to be given written notice to the Company (the “Notice of Transfer”) containing all of the material terms of such proposed sale.

3.2	Company Option. For a period of 15 days after a Notice of Transfer is received by the Company, the Company shall have the right to purchase all of the Offered Shares; provided however, that the Company may purchase less than all of the Offered Shares only if the remaining Offered Shares are purchased pursuant to Section 3.3 so that, together, all of the Offered Shares are purchased.
3.3	Stockholder Option. If any Offered Shares remain unsold at the end of the 15-day period set forth in Section 3.2 (the “Available Shares”), the Company shall immediately deliver a notice (a “Stockholder Notice”) to the holders of Class A Common Stock of the Company (the “Major Stockholders”) offering the Available Shares for purchase. The Stockholder Notice shall state the number of Available Shares and all material information received by the Company in the Notice of Transfer. During a period of 15 days after a Stockholder Notice is received by the Major Stockholders, the Major Stockholders shall have a right to purchase, upon delivery of a binding commitment to the Offeror (with a copy to the Company) within such 15-day period, all but not less than all of the Available Shares. If such Major Stockholders elect to purchase in the aggregate more than the Available Shares, then the Available Shares shall be allocated, to the extent necessary, in accordance with each purchasing Major Stockholder’s pro rata ownership of the Class A Common Stock of the Company relative to the other purchasing Major Stockholders. Promptly after the expiration of such 15-day period, the Company will provide notice to the Offeror and the purchasing Major Stockholders of the final allocation of Offered Shares purchased (the “Final Notice”).
3.4	Failure to Purchase; Right to Transfer. If the Company and/or the Major Stockholders do not together deliver binding commitments for all of the Offered Shares pursuant to, the Offeror shall have the right for a period of 45 days thereafter to sell all of the Offered Shares to the person(s) identified in the Notice of Transfer pursuant to the terms and conditions stated therein. If the Offeror has not disposed of such Shares within the 45-day period or if the terms and conditions of such sale differ from those set forth in the Notice of Transfer, such Shares shall again be subject to all of the provisions of this Agreement and shall not thereafter be Transferred except in the manner and on the terms provided for herein.
3.5	Purchase Price. The purchase price of each Share purchased and sold in connection with Section 3.2 and 3.3 shall be the price reflected in the Notice of Transfer and upon such other terms and conditions substantially equivalent to those reflected therein; provided that if the purchase price is to be paid entirely in cash, the consideration to be paid by the Company and/or other Stockholders shall also be paid entirely in cash.
3.6	Delivery and Closing. The Offeror, to the extent possible, shall deliver, or cause to be delivered, to the principal office of the Company or at such other location as shall be agreed upon by the Offeror and the Company and/or Major Stockholders electing to purchase the Offered Shares (hereafter, “Purchaser” or, if more than one, “Purchasers”), the certificate or certificates representing the Offered Shares to be transferred, duly endorsed in blank for transfer or accompanied by an appropriate stock power, together with all other documents necessary or appropriate for an effective transfer, on a date agreed to by the Purchasers and Offeror. If the Purchasers and Offeror do not agree on a date, the delivery and closing will take place at 10:00 a.m., California time, on the 10th day after the giving of the Final Notice. Each of the Purchasers shall, simultaneously with the delivery of the Offered Shares to the location as herein above provided, pay, or cause to be paid, the purchase price therefor to the Offeror. Each

Purchaser shall be given by the Offeror a representation and warranty in form and substance reasonably satisfactory to each that the Offeror has good and marketable title to such Shares, free and clear of all liens, claims, encumbrances and security interests other than this Agreement, and that the Offeror has full right, power and authority to effect such sale.
4.	Drag-Along. In connection with a sale to a third party by the Major Stockholders of, when taken together, in excess of 51% of the outstanding capital stock of the Company, each Stockholder will, at the written request of such selling Major Stockholders, sell all of its Shares to such third party for the same per share price and on substantially the same terms and conditions as are applicable to the Major Stockholders; provided, however, that such other Stockholders will not be required to make representations, warranties or indemnifications other than with respect to title to its Stock.
5.	Market Stand-Off. In connection with any public offering of the Company’s securities and upon request of the Company or the underwriters managing such offering of the Company’s securities, each Stockholder agrees not to sell, make any short sale of, loan, grant any option for the purchase of, enter into any hedging or similar transaction with the same economic effect as a sale, or otherwise dispose of any securities of the Company (other than those included in the registration) without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days for the Initial Public Offering or 90 days for any subsequent public offering) from the effective date of such registration as may be requested by the Company or such managing underwriters and to execute an agreement reflecting the foregoing as may be requested by the underwriters at the time of such public offering. The foregoing provisions of this Section 4 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement and shall only be applicable to the Stockholders if all Major Stockholders of the Company enter into similar agreements.
6.	Legend; Stop Transfer. Each certificate representing any Shares now or hereafter held by any Stockholder shall contain a legend in substantially the following form:
“The sale, transfer, or other disposition of the shares evidenced by this certificate are restricted by the provisions of a Stockholders Agreement (the “Agreement”), dated as of ______ __, 200_. Transferees of the shares are bound by the terms of the Agreement a copy of which may be inspected at the principal office of the corporation or obtained from the corporation without charge. All the provisions of the Agreement are hereby incorporated by reference in this certificate.”
Each Stockholder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the Shares represented by certificates bearing the legend referred to in this Section above to enforce the provisions of this Agreement. During the term of this Agreement, no party hereto will remove, nor permit to be removed (upon registration of transfer, reissuance or otherwise), the legend from any certificate representing Shares subject to this Agreement. The legend shall be removed upon termination of this Agreement.
7.	Term of Agreement. This Agreement will terminate upon the earliest to occur of any of the following events: (a) bankruptcy, receivership or dissolution of the Company; (b) the written consent of the Company and the holders of a majority of the Shares; or (c) upon the consummation of the Company’s first underwritten public offering pursuant to a registration statement filed and declared effective under the Securities Act of 1933, as amended.

8.	Annual Financial Statements. For so long as Acorn Campus Fund I, LLC, Trident Microsystems (Far East) Ltd., K.C. Venture Capital Corporation, PK Venture Capital Corporation, Sampo International Trade and Investment Co., Ltd., China Development Industrial Bank, IBT Venture, Hontung Venture Capital Co., Ltd., and AsiaTech for Silicon Valley Equity Fund hold at least 50% of the shares Class B Common Stock originally issued to them in the Merger (as adjusted for stock splits and similar transactions), the Company shall deliver to each such Stockholder, at such time at the Company is required to deliver such items to Clarity OpNext Holdings I, LLC, an income statement for such fiscal year, a balance sheet of the Company and statement of stockholders’ equity as of the end of such year, and a statement of cash flows for such year, such year-end financial reports to be in reasonable detail, prepared in accordance with generally accepted accounting principles (“GAAP”), and audited and certified by independent public accountants of nationally recognized standing selected by the Company; provided that the Company will not be required to so deliver any of the foregoing to any such Stockholder that does not execute a confidentiality agreement in form and substance reasonably satisfactory to the Company containing a complete and absolute prohibition on further dissemination of the foregoing or any portion, abstract, extraction or summary thereof.
9.	Representations and Warranties. Each Stockholder represents and warrants that (i) such Stockholder is the sole record and beneficial owner of the Shares in the amount set forth herein opposite such Stockholder’s name on Schedule 1, (ii) such Stockholder has the legal capacity, power and authority to enter into this Agreement, (iii) this Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), (iv) none of the execution, delivery or performance of this Agreement will result in a violation of, default under, or conflict with any contract, agreement or other arrangement to which such Stockholder is a party or is otherwise bound, and such Stockholder will not, after the date hereof, enter into any contract, agreement or other arrangement that would violate or conflict with this Agreement or would preclude such Stockholder from performing its obligations hereunder.
10.	Miscellaneous. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in two or more counterparts (including by telecopy), each of which shall be deemed an original but all of which shall be considered one and the same agreement. This Agreement constitutes the entire agreement, and supersedes all prior agreements and understandings, whether written and oral, among the parties hereto with respect to the subject matter hereof. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of laws thereof. If any term, provision, covenant or restriction herein is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. No amendment, modification or waiver in respect of this Agreement shall be effective unless signed by the Company, on one hand, and the holders of a majority of the Shares, on the other hand; provided that no amendment, modification or waiver that adversely affects one Stockholder as compared to another Stockholder will be effective against such adversely affected Stockholder unless it shall be in writing and signed by such adversely affected Stockholder.
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     IN WITNESS WHEREOF, each of the undersigned has executed and delivered or caused this Agreement to be duly executed and delivered as of the date first written above.
OPNEXT, INC.

By:	/s/ Harry Bosco

Name:	Harry Bosco
Title:	President an Chief Executive Officer

Address:
1 Christopher Way
Eatontown, NJ 07724
Attention: President
Facsimile: (732) 544-3561